SOL Strategies Selected as Staking Provider for VanEck Solana ETF

TORONTO, November 17, 2025 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), the first publicly traded company to combine a substantial Solana treasury with a revenue-generating validator operating business, today announced its selection as a staking provider for the VanEck Solana ETF through SOL Strategies' Orangefin validator.

VanEck has been a longstanding supporter of the Solana ecosystem. The arrangement advances SOL Strategies' mission to bridge traditional finance with decentralized infrastructure.

"We're excited to work with VanEck, a firm that has consistently championed the Solana ecosystem," said Michael Hubbard, Interim CEO of SOL Strategies. "This selection validates our infrastructure capabilities and highlights the institutional interest in compliant, high-performance Solana staking solutions. As we continue to scale our validator operations, arrangements like this reinforce our position as a trusted institutional gateway to the Solana ecosystem."

"VanEck has long recognized Solana's potential," said Kyle DaCruz, Director of Digital Assets Product at VanEck. "SOL Strategies' proven track record in validator operations and institutional focus made them a natural choice for our Solana ETF staking requirements."

SOL Strategies' selection builds on its track record of institutional arrangements, including its work with Tetra Trust and other leading financial institutions. The Company operates ISO 27001 and SOC 2 certified validators that currently secure over CAD$610 million in staked assets.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca and EDGAR at www.sec.gov.

Company Contact:
Doug Harris
Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

Investor Contact:
John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Media Contact:
solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's staking arrangement with VanEck and the Company's validator operations. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

VSOL: Prospectus

This material must be preceded or accompanied by a prospectus: VSOL Prospectus here. An investment in the VanEck Solana ETF ("VSOL"; or the"Trust") may not be suitable for all investors. Before investing, you should carefully consider the Trust's investment objectives, risks, charges, and expenses.

Investing involves significant risk, and you could lose money on an investment in the Trust. The value of Solana (SOL) is highly volatile, and the value of the Trust's shares could decline rapidly, including to zero. You could lose your entire principal investment. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The Trust's investment objective is to reflect the performance of the price of Solana less the expenses of the Trust's operations. The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of Solana.

The Trust is not an investment company registered under the Investment Company Act of 1940 ("1940 Act") or a commodity pool for the purposes of the Commodity Exchange Act ("CEA"). Shares of the Trust are not subject to the same regulatory requirements as mutual funds. As a result, shareholders of VSOL do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

An investment in the Trust is subject to risks which include, but are not limited to, the historically and potentially future extreme volatility of Solana, various potential factors that may adversely affect the liquidity of Trust shares, the limited history of the Index from which the value of Solana and hence the value of Trust shares will be determined, potential threats to the Trust's Solana custodian, and the unregulated nature and lack of transparency surrounding the operations of Solana trading platforms, all of which may ultimately adversely affect the value of shares of the Trust.

Staking Risks: As part of its strategy, the Trust intends to stake a portion of its SOL via third-party staking service providers, which entails a number of risks. SOL that is staked will undergo activation and de‐activation (or withdrawal) periods during which it is locked up and inaccessible, meaning the Trust may not be able to quickly liquidate these assets to satisfy redemption requests-particularly in volatile or stressed market conditions. Validators to which SOL is delegated may behave improperly or suffer performance failures (e.g., downtime or misconfiguration), and in some cases "slashing" or protocol‐imposed penalties may apply for such misbehavior, resulting in a loss of staked SOL. There is counterparty and operational risk associated with the staking service providers (and the custodians facilitating staking), including reliance on their security, compliance, and ability to operate under adverse conditions. Additionally, staking rewards are subject to fees and possible withholding obligations, and the timing, amount, and recognition (for tax purposes) of staking rewards may be uncertain. Finally, regulatory or legal changes-such as U.S. federal income tax law or securities regulations-could affect whether staking activities or liquid staking tokens may be used, or whether they jeopardize the Trust's qualification (e.g. as a grantor trust) or impose unanticipated costs.

Please note that this is not an exhaustive list of risks pertaining to the Trust.  Please read carefully the prospectus for a complete list of potential risks.

Because shares of the Trust are intended to reflect the price of the Solana held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting Solana prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

Trust shares trade like stocks, are subject to investment risk, and will fluctuate in market value. The value of Trust shares relates directly to the value of the Solana held by the Trust (less its expenses), and fluctuations in the price of Solana could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the Solana represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of Solana represented by each Share will decline over time.

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed in this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

The Sponsor of the Trust is VanEck Digital Assets, LLC. The Marketing Agent for the Trust is Van Eck Securities Corporation.  VanEck Digital Assets, LLC, and Van Eck Securities Corporation are wholly-owned subsidiaries of Van Eck Associates Corporation.

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